UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

BAKKT HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

05759B107

(CUSIP Number)

Andrew J. Surdykowski
Intercontinental Exchange, Inc.
5660 New Northside Drive
Atlanta, GA 30328
770-857-4700

With a Copy to:

Rory B. O’Halloran
Cody Wright
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
212-848-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 29, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05759B107

1		NAME OF REPORTING PERSONS Intercontinental Exchange, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 177,555,807 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 177,555,807 (2)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,555,807
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6% (3)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1) Based on (i) 7,476,345 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Bakkt Holdings, Inc. (the “Issuer”) and (ii) 170,079,462 shares of Class V common stock, par value $0.0001 per share (“Class V Common Stock”, and together with the Class A Common Stock, the “Common Stock”), of the Issuer beneficially owned by the Reporting Person as of the date hereof. This amount excludes 2,762,008 shares of Class A Common Stock underlying the Initial Closing Warrants (as defined in Item 6 of this Amendment) that are not exercisable until September 4, 2024, as described further in Item 6 of this Amendment. As reported herein, the Reporting Persons beneficially own 56.6% of the Common Stock; however, the voting power of the Reporting Persons in respect of the Common Stock is reduced to 30% pursuant to the Voting Agreement between Intercontinental Exchange Holdings, Inc. (“ICEH”), a wholly owned subsidiary of Intercontinental Exchange, Inc. (“ICE”), and the Issuer, so long as ICEH and its affiliates own 50% or more of the total voting power of the Issuer, as described further in Item 6 of the Initial Schedule 13D.

(2) Based on (i) 7,476,345 shares of Class A Common Stock and (ii) 170,079,462 shares of Class V Common Stock beneficially owned by the Reporting Person as of the date hereof. As described in note 1 above, this amount excludes 2,762,008 shares of Class A Common Stock underlying the Initial Closing Warrants that are not exercisable until September 4, 2024, as described further in Item 6 of this Amendment.

(3) Based on a total of 313,880,510 shares of Common Stock, consisting of 96,317,490 shares of Class A Common Stock and 179,883,479 shares of Class V Common Stock, outstanding as of February 28, 2024, as reported in the Issuer’s prospectus supplements filed with the Securities and Exchange Commission (“SEC”) on March 1, 2024 pursuant to Rule 424(b)(5), and 37,679,541 shares of Class A Common Stock issued on March 4, 2024 (which excludes 11,218,570 shares of Class A Common Stock underlying the Pre-Funded Warrants (as defined in Item 6 of this Amendment)), in the Concurrent Offerings (as defined in Item 6 of this Amendment), based on information contained in the Issuer’s Current Report on Form 8-K filed with the SEC on March 4, 2024. As described in note 1 above, the Reporting Persons beneficially own 56.6% of the Common Stock; however, the Reporting Persons’ voting power in respect of the Common Stock is reduced to 30% pursuant to the Voting Agreement between ICEH, a wholly owned subsidiary of ICE, and the Issuer, so long as ICEH and its affiliates own 50% or more of the total voting power of the Issuer, as described further in Item 6 of the Amended Schedule 13D. As of the date hereof, the Reporting Person beneficially owns 5.6% of the outstanding shares of Class A Common Stock (excluding any shares of Class V Common Stock).

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SCHEDULE 13D

CUSIP No. 05759B107

1		NAME OF REPORTING PERSONS Intercontinental Exchange Holdings, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 177,555,807 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 177,555,807 (5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 177,555,807
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.6% (6)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(4) Based on (i) 7,476,345 shares of Class A Common Stock and (ii) 170,079,462 shares of Class V Common Stock beneficially owned by the Reporting Person as of the date hereof. As described in note 1 above, this amount excludes 2,762,008 shares of Class A Common Stock underlying the Initial Closing Warrants that are not exercisable until September 4, 2024, as described further in Item 6 of this Amendment.

(5) Based on (i) 7,476,345 shares of Class A Common Stock and (ii) 170,079,462 shares of Class V Common Stock beneficially owned by the Reporting Person as of the date hereof. As described in note 1 above, this amount excludes 2,762,008 shares of Class A Common Stock underlying the Initial Closing Warrants that are not exercisable until September 4, 2024, as described further in Item 6 of this Amendment.

(6) Based on a total of 313,880,510 shares of Common Stock, consisting of 96,317,490 shares of Class A Common Stock and 179,883,479 shares of Class V Common Stock, outstanding as of February 28, 2024, as reported in the Issuer’s prospectus supplements filed with the SEC on March 1, 2024 pursuant to Rule 424(b)(5), and 37,679,541 shares of Class A Common Stock issued on March 4, 2024 (which excludes 11,218,570 shares of Class A Common Stock underlying the Pre-Funded Warrants), in the Concurrent Offerings, based on information contained in the Issuer’s Current Report on Form 8-K filed with the SEC on March 4, 2024. As described in note 1 above, the Reporting Persons beneficially own 56.6% of the Common Stock; however, the Reporting Persons’ voting power in respect of the Common Stock is reduced to 30% pursuant to the Voting Agreement between ICEH and the Issuer, so long as ICEH and its affiliates own 50% or more of the total voting power of the Issuer as described further in Item 6 of the Amended Schedule 13D. As of the date hereof, the Reporting Person beneficially owns 5.6% of the outstanding shares of Class A Common Stock (excluding any shares of Class V Common Stock).

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EXPLANATORY NOTE

This Amendment No. 3 (this “Amendment”) is being jointly filed on behalf of: (a) Intercontinental Exchange, Inc., a Delaware corporation (“ICE”), and (b) Intercontinental Exchange Holdings, Inc., a Delaware corporation (“ICEH”, and together with ICE, the “Reporting Persons” and each a “Reporting Person”), and amends the (i) Statement on Schedule 13D filed by the Reporting Persons on October 21, 2021 (the “Initial Schedule 13D”) as previously amended by (ii) Amendment No. 1 to the Initial Schedule 13D filed by the Reporting Persons on May 5, 2022 (“Amendment No. 1”) and (iii) Amendment No. 2 to the Initial Schedule 13D filed by the Reporting Persons on April 28, 2023 (“Amendment No. 2”, and the Initial Schedule 13D as so amended, the “Amended Schedule 13D”), which relates to the shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of Bakkt Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used and not otherwise defined in this Amendment have the same meanings ascribed to them in the Amended Schedule 13D.

Unless specifically amended hereby, the disclosure set forth in the Amended Schedule 13D remains unchanged.

Item 2.	Identity and Background.

Schedules I and II to Item 2 of the Amended Schedule 13D are hereby amended and restated in their entirety as set forth in Schedules I and II attached hereto.

(d) – (e) During the last five years, none of the Reporting Persons, and to the best of each such Reporting Person’s knowledge, none of the directors or executive officers of such Reporting Person listed in Schedules I and II hereto, have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Amended Schedule 13D is hereby supplemented and amended to add the following information:

The source of the funds for ICEH’s acquisition of securities of the Issuer at the Initial Closing (as defined in Item 6 of this Amendment) was the working capital of the Reporting Persons.

Item 4.	Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby supplemented and amended to add the information contained in Item 6 of this Amendment, which is incorporated by reference into this Item 4 as if fully set forth herein.

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Item 5.	Interest in Securities of the Issuer.

Section (a) and Section (b) of Item 5 of the Amended Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b) The percentage of beneficial ownership in this Amendment is based on: (i) with respect to the total amount of securities issued and outstanding, an aggregate of 96,317,490 shares of Class A Common Stock and 179,883,479 shares of Class V Common Stock outstanding as of February 28, 2024, as reported in the Issuer’s prospectus supplements filed with the SEC on March 1, 2024 pursuant to Rule 424(b)(5), and 37,679,541 shares of Class A Common Stock issued on March 4, 2024 (which excludes 11,218,570 shares of Class A Common Stock underlying the Pre-Funded Warrants (as defined in Item 6 of this Amendment)), in connection with the Concurrent Offerings (as defined in Item 6 of this Amendment), based on information contained in the Issuer’s Current Report on Form 8-K filed with the SEC on March 4, 2024, and (ii) with respect to the securities beneficially owned by the Reporting Persons, 7,476,345 shares of Class A Common Stock and 170,079,462 shares of Class A Common Stock underlying the Paired Interests (consisting of 170,079,462 Bakkt Opco Common Units and 170,079,462 shares of Class V Common Stock) beneficially owned by the Reporting Persons immediately following the Initial Closing (as defined in Item 6 of this Amendment).

The aggregate number and percentage of shares of Class A Common Stock and Class V Common Stock beneficially owned by the Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and are incorporated herein by reference.

As of the date hereof, ICEH directly holds 7,476,345 shares of Class A Common Stock, 170,079,462 shares of Class V Common Stock and 170,079,462 Bakkt Opco Common Units. Pursuant to the terms of the A&R Exchange Agreement (as defined in Item 6 of Amendment No. 1), Bakkt Opco Common Units, when coupled with an equivalent number of shares of Class V Common Stock, may be exchanged at the discretion of the holder for shares of Class A Common Stock on a one-for-one basis (subject to adjustment as set forth in the A&R Exchange Agreement), or, at the option of the Issuer, cash, subject to the following exceptions: (i) no holder of Bakkt Opco Common Units may exchange less than 25,000 Bakkt Opco Common Units in any single exchange unless exchanging all of their Bakkt Opco Common Units; and (ii) such exchange can only occur (a) upon a Permitted Exchange Event (as defined in the A&R Exchange Agreement) or (b) on (1) the last trading day of the second week of the first month of each quarter, (2) the last trading day of the first month of each quarter, (3) the third full trading day occurring after the Issuer publicly announces its results for a quarter and (4) the last trading day of the second month of each quarter.

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Pursuant to the Voting Agreement (as described in Item 6 of the Initial Schedule 13D), as long as ICEH and its affiliates hold 50% or more of the issued and outstanding shares of Common Stock, a proxy designated by the Board will vote the Excess Shares (defined in Item 6 of the Initial Schedule 13D) beneficially owned by the Reporting Persons on any Stockholder Matter (as defined in Item 6 of the Initial Schedule 13D) in the same percentages for and against such Stockholder Matter as votes were cast for and against such Stockholder Matter by all stockholders of the Issuer other than ICEH and its affiliates. The Voting Agreement does not apply to the voting of shares of Common Stock beneficially owned by ICEH and its affiliates that are not Excess Shares. The Voting Agreement also does not apply to the giving or withholding of consent or approval in respect of any matter requiring the approval of the Required Interest (as defined in Item 6 of the Initial Schedule 13D) of Bakkt Opco equity holders under the Surviving Company LLC Agreement. The Voting Agreement will terminate if the voting power represented by the shares of Common Stock beneficially owned by ICEH and its affiliates falls below 50% of the total voting power of the shares of Common Stock issued and outstanding and entitled to vote at any time.

To the best knowledge of the Reporting Persons, the following persons beneficially own or may be deemed to beneficially own the shares of Class A Common Stock, Class V Common Stock and Bakkt Opco Common Units set forth below: (7)

•	Hon. Sharon Y. Bowen, Director, ICE, beneficially owns 242,544 shares of Class A Common Stock,(8) 23,154 shares of Class V Common Stock and 23,154 Bakkt Opco Common Units.
•	Thomas E. Noonan, Director, ICE, beneficially owns 13,231 shares of Class V Common Stock and 13,231 Bakkt Opco Common Units.
•	Jeffrey C. Sprecher, Director (Chairman) and Chief Executive Officer, ICE, may be deemed to beneficially own 3,659,164 shares of Class V Common Stock and 3,659,164 Bakkt Opco Common Units, which shares and units are beneficially owned by his spouse through her holdings of vested incentive units in Bakkt Management. Mr. Sprecher disclaims beneficial ownership of the shares and units held indirectly by his spouse.

The Reporting Persons specifically disclaim beneficial ownership over such shares and units held by the persons listed above.

The share ownership reported herein for the Reporting Persons does not include any securities of the Issuer held by any party to the Stockholders Agreement (as defined and described in Item 6 of the Initial Schedule 13D) other than ICEH, and each of the Reporting Persons disclaims beneficial ownership of any such securities owned by such other parties.

(c) Other than ICEH’s acquisition of Class A Common Stock and the Initial Closing Warrants at the Initial Closing (as described in Item 6 of this Amendment), the Reporting Persons have not effected any transactions in Class A Common Stock or Class V Common Stock during the past 60 days.

(7) Except for the shares of Class A Common Stock beneficially owned by Ms. Bowen, the beneficial ownership information set forth herein is with respect to shares of Class V Common Stock and Bakkt Opco Common Units indirectly acquired by Ms. Bowen, Mr. Noonan, and Mr. Sprecher’s spouse in connection with the Closing in respect of incentive units held by such individuals under the Bakkt equity incentive plan in effect prior to the Closing and held directly by Bakkt Management LLC (“Bakkt Management”).

(8) Includes 142,858 shares of Class A Common Stock underlying 142,858 unvested restricted stock units which vest within 60 days of the date of this Amendment.

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(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Amended Schedule 13D is hereby supplemented and amended to add: (i) the information contained in Item 5 of this Amendment, which is incorporated by reference into this Item 6 as if fully set forth herein; and (ii) the following information:

Securities Purchase Agreement

On February 29, 2024, ICEH entered into a securities purchase agreement (the “February 2024 Purchase Agreement”) with the Issuer pursuant to which the Issuer agreed to sell and issue to ICEH up to 11,534,025 shares of Class A Common Stock, Class 1 Warrants (the “Class 1 Warrants”) to purchase up to 5,767,012 shares of Class A Common Stock, and Class 2 Warrants (the “Class 2 Warrants”) to purchase up to 5,767,012 shares of Class A Common Stock in a registered direct offering (the “ICE Offering”). The purchase price of each share of Class A Common Stock and accompanying Class 1 Warrant or Class 2 Warrant (each, a “Warrant”) in the ICE Offering is $0.8670.

The February 2024 Purchase Agreement was entered into concurrently with a securities purchase agreement (the “Third-Party Purchase Agreement” and, together with the February 2024 Purchase Agreement, the “Purchase Agreements”) entered into between the Issuer and certain institutional investors (the “Third-Party Purchasers”), pursuant to which the Issuer agreed to sell and issue to the Third-Party Purchasers specified numbers of shares of Class A Common Stock, Warrants and Pre-Funded Warrants (“Pre-Funded Warrants”) to purchase shares of Class A Common Stock in a concurrent registered direct offering (the “Third-Party Offering” and, together with the ICE Offering, the “Concurrent Offerings”). The purchase price of each share of Class A Common Stock and accompanying Warrant was $0.8670 and the purchase price of each Pre-Funded Warrant and accompanying Warrant was $0.8669.

On March 4, 2024, ICEH acquired 2,762,009 shares of Class A Common Stock, Class 1 Warrants to purchase up to 1,381,004 shares of Class A Common Stock (the “Initial Closing Class 1 Warrants”), and Class 2 Warrants to purchase up to 1,381,004 shares of Class A Common Stock (the “Initial Closing Class 2 Warrants” and, together with the Initial Closing Class 1 Warrants, the “Initial Closing Warrants”) for an aggregate purchase price of $2,394,661.80 pursuant to the ICE Offering, concurrently with the closing of the Third-Party Offering (the “Initial Closing”). The closing of the acquisition by ICEH of the remaining 8,772,016 shares of Class A Common Stock, Class 1 Warrants to purchase up to 4,386,008 shares of Class A Common Stock and Class 2 Warrants to purchase up to 4,386,008 shares of Class A Common Stock to be sold and issued by the Issuer pursuant to the ICE Offering is conditioned on the Issuer obtaining stockholder approval for such issuances under the rules and regulations of the New York Stock Exchange (the “NYSE”) and other customary closing conditions.

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The Warrants have an exercise price of $1.0200 per share, which will be payable in cash or on a cashless basis, will generally be exercisable beginning six months after the date of the Initial Closing (September 4, 2024), and will expire five and one-half years after the date of the Initial Closing (September 4, 2029). The Warrants have identical terms, except that the Class 2 Warrants also contain an alternative cashless exercise provision that, after the Issuer obtains the Stockholder Approval (as defined below), will allow the holder of each Class 2 Warrant to exercise such Class 2 Warrant on a cashless basis and receive a number of shares of Class A Common Stock equal to 50% of the shares of Class A Common Stock then underlying the Class 2 Warrant if the closing trading price of shares of Class A Common Stock is lower than the exercise price of the Class 2 Warrants for each of the three consecutive trading days ending on the trading day prior to the date on which notice of exercise is given. ICE received 50% of its Warrants in Class 1 Warrants and the other 50% in Class 2 Warrants. The Warrants contain customary adjustment, assumption or cash-out provisions in the event of a sale of the Issuer.

Under the February 2024 Purchase Agreement, the Issuer agreed to seek stockholder approval for the issuance of the Class A Common Stock pursuant to the ICE Offering that remains unissued following the Initial Closing and Class A Common Stock underlying the related Warrants that exceed the limitations of the Listed Company Manual of the NYSE, as well as the shares of Class A Common Stock issuable under the alternative cashless exercise provision of the Class 2 Warrants issued in the Concurrent Offerings, each in accordance with the rules and regulations of the NYSE (the “Stockholder Approval”).

The February 2024 Purchase Agreement contains customary representations, warranties and agreements by the Issuer and by ICEH, conditions to closing, indemnification obligations of the Issuer, other obligations of the parties and termination provisions.

The foregoing descriptions of the February 2024 Purchase Agreement, the Class 1 Warrants and the Class 2 Warrants are not complete and are qualified in their entirety by reference to the full text thereof, copies of which are filed as Exhibits 99.15, 99.17 and 99.18 to this Amendment and are incorporated by reference herein.

Voting Support Agreement

On February 29, 2024, in connection with the Concurrent Offerings, ICEH entered into a voting support agreement (the “Voting Support Agreement”) with the Issuer, pursuant to which ICEH agreed, among other things, to vote in favor of proposals seeking to obtain the Stockholder Approval.

The foregoing description of the Voting Support Agreement is not complete and is qualified in its entirety by reference to the full text of the Voting Support Agreement, a copy of which is filed as Exhibit 99.16 to this Amendment and is incorporated by reference herein.

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Item 7.	Materials to be Filed as Exhibits.
Exhibit 99.1*	Joint Filing Agreement, dated as of October 21, 2021, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 21, 2021).
Exhibit 99.2	Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on January 11, 2021).
Exhibit 99.3	Amendment to Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on March 31, 2021).
Exhibit 99.4	Amendment to Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on September 30, 2021).
Exhibit 99.5	Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.6	Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.7	Amended and Restated Limited Liability Company Agreement (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.8	Voting Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.9	Stockholders Agreement (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.10	Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.11	Tax Receivable Agreement (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.12*	Amended and Restated Subscription Agreement.
Exhibit 99.13	Cooperation Agreement (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K filed on October 21, 2021).
Exhibit 99.14	Amended and Restated Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on May 4, 2022).
Exhibit 99.15	Securities Purchase Agreement.
Exhibit 99.16	Voting Support Agreement.
Exhibit 99.17	Class 1 Warrant issued by the Issuer on March 4, 2024.
Exhibit 99.18	Class 2 Warrant issued by the Issuer on March 4, 2024.

* Previously filed

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SIGNATURES

After reasonable inquiry and to the best the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2024	Intercontinental Exchange, Inc.

	By:	/s/ Andrew J. Surdykowski
Name: Andrew J. Surdykowski
Title: General Counsel

Intercontinental Exchange Holdings, Inc.

	By:	/s/ Andrew J. Surdykowski
Name: Andrew J. Surdykowski
Title: General Counsel

[Signature Page to Schedule 13D]

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

INTERCONTINENTAL EXCHANGE, INC.

The following table sets forth certain information with respect to the directors and executive officers of Intercontinental Exchange, Inc. The business address of each director and executive officer of Intercontinental Exchange, Inc. is 5660 New Northside Drive, Atlanta, Georgia 30328.

Name	Present Principal Occupation or Employment	Citizenship
Hon. Sharon Y. Bowen (Director)

Chair of the New York Stock Exchange (NYSE), a subsidiary of Intercontinental Exchange, Inc. and member of governing boards of certain subsidiaries of Intercontinental Exchange, Inc., including the subsidiary boards of certain NYSE U.S. regulated exchanges.

Co-chair of the NYSE Board Advisory Council.

Member of the board of directors of each of Akamai Technologies, Inc. and Neuberger Berman Group LLC and the board of Bakkt Trust Company.

United States
Shantella E. Cooper (Director)	Founder and Chief Executive Officer of Journey Forward Strategies, LLC. Member of the board of directors of SouthState Corporation and Southern Company.	United States
Duriya M. Farooqui (Director)

Executive coach and mentor with The ExCo Group.

Member of the Board of Directors of InterContinental Hotels Group PLC (IHG).

Member of governing boards of certain subsidiaries of Intercontinental Exchange, Inc., including the subsidiary boards of certain NYSE U.S. regulated exchanges and ICE NGX Canada.

Co-chair of the NYSE Board Advisory Council.

United States
The Rt. Hon. the Lord Hague of Richmond (Director)

Chair of The Royal Foundation of the Prince and Princess of Wales, Chair of the United for Wildlife Taskforce.

Chair for the International Advisory Board at the law firm Linklaters.

Chair of the Board of Directors of ICE Futures Europe, a subsidiary of Intercontinental Exchange, Inc.

Member of the House of Lords.

United Kingdom

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Mark F. Mulhern (Director)

Former Executive Vice President and Chief Financial Officer of Highwoods Properties, Inc.

Member of the board of directors of ICE Mortgage Technology Holdings, Inc., a subsidiary of Intercontinental Exchange, Inc.

Member of the Board of Directors of Barings BDC, Inc., member of the Board of Trustees of Barings Global Short Duration High Yield Fund, and a member of the Board of Directors of each of Barings Private Credit Corporation and Barings Capital Investment Corporation.

United States
Thomas E. Noonan (Director)	Founding partner of TechOperators LLC, and Chairman of TEN Holdings, LLC. Member of the Board of Directors of Manhattan Associates, Inc.	United States
Caroline L. Silver (Director)

Senior advisor at Moelis & Company.

Chair of the Board of Directors of ICE Clear Europe Limited, a subsidiary of Intercontinental Exchange, Inc.

Chair of the Board of Directors of Barratt Developments PLC and member of the Board of Directors of Tesco PLC.

Former Trustee of The Victoria and Albert Museum (appointed by the UK Prime Minister) and currently serves on the V&A Foundation.

United Kingdom
Jeffrey C. Sprecher (Director and Chief Executive Officer)	Chair of the Board of Directors and Chief Executive Officer of Intercontinental Exchange, Inc.	United States
Judith A. Sprieser (Director)

Member of governing boards of certain subsidiaries of Intercontinental Exchange, Inc., including the Board of Managers of ICE Clear Credit LLC and ICE Mortgage Services, LLC, the governing board of MERSCORP Holdings, Inc.

Member of the boards of directors of Allstate Insurance Company and Newell Brands Inc.

United States

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Martha A. Tirinnanzi (Director)

Founder and President of Financial Standards, Inc. Member of governing boards of certain subsidiaries of Intercontinental Exchange, Inc., including the Board of Managers of ICE Mortgage Services, LLC, the governing board of MERSCORP Holdings, Inc. and Board of Directors of ICE Mortgage Technology Holdings, Inc.

Member of the Board of Directors of The RBB Fund, Inc. and The RBB Fund Trust (together, the RBB Fund Complex).

United States
Christopher S. Edmonds (President, Fixed Income & Data Services)	President, Fixed Income & Data Services, Intercontinental Exchange, Inc.	United States
Douglas Foley (SVP, HR & Administration)	Senior Vice President, HR & Administration, Intercontinental Exchange, Inc.	United States
Warren Gardiner (Chief Financial Officer)	Chief Financial Officer, Intercontinental Exchange, Inc.	United States
Benjamin R. Jackson (President)	President, Intercontinental Exchange, Inc.	United States
Mayur Kapani (Chief Technology Officer)	Chief Technology Officer, Intercontinental Exchange, Inc.	United States
Elizabeth King (Global Head of Clearing & Chief Regulatory Officer)	Global Head of Clearing & Chief Regulatory Officer, Intercontinental Exchange, Inc.	United States
Lynn C. Martin (President – NYSE Group)	President – NYSE Group, Intercontinental Exchange, Inc.	United States
Andrew J. Surdykowski (General Counsel)	General Counsel, Intercontinental Exchange, Inc.	United States
Stuart G. Williams (Chief Operating Officer)	Chief Operating Officer, Intercontinental Exchange, Inc.	United States

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SCHEDULE II

DIRECTORS AND EXECUTIVE OFFICERS OF

INTERCONTINENTAL EXCHANGE HOLDINGS, INC.

The following table sets forth certain information with respect to the directors and executive officers of Intercontinental Exchange Holdings, Inc. The business address of each director and executive officer of Intercontinental Exchange Holdings, Inc. is 5660 New Northside Drive, Atlanta, Georgia 30328.

Name	Present Principal Occupation or Employment	Citizenship
Jeffrey C. Sprecher (Director and Chief Executive Officer)	Chair of the Board and Chief Executive Officer of Intercontinental Exchange, Inc.	United States
Christopher S. Edmonds (President, Fixed Income & Data Services)	President, Fixed Income & Data Services, Intercontinental Exchange, Inc.	United States
Douglas Foley (SVP, HR & Administration)	Senior Vice President, HR & Administration, Intercontinental Exchange, Inc.	United States
Warren Gardiner (Director and Chief Financial Officer)	Chief Financial Officer, Intercontinental Exchange, Inc.	United States
Benjamin R. Jackson (President)	President, Intercontinental Exchange, Inc.	United States
Mayur Kapani (Chief Technology Officer)	Chief Technology Officer, Intercontinental Exchange, Inc.	United States
Elizabeth King (Global Head of Clearing & Chief Regulatory Officer)	Global Head of Clearing & Chief Regulatory Officer, Intercontinental Exchange, Inc.	United States
Lynn C. Martin (President – NYSE Group)	President – NYSE Group, Intercontinental Exchange, Inc.	United States
Andrew J. Surdykowski (Director and General Counsel)	General Counsel, Intercontinental Exchange, Inc.	United States
Stuart G. Williams (Chief Operating Officer)	Chief Operating Officer, Intercontinental Exchange, Inc.	United States